                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. )(1)

                        CHINA FINANCE ONLINE CO. LIMITED
                                (Name of Issuer)

                  ORDINARY SHARES, PAR VALUE HK$0.001 PER SHARE
                         (Title of Class of Securities)

                                    169379104
                                 (CUSIP Number)

                                 Not applicable
              DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [ ] Rule 13d-1(c)

                                [X] Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169379104


--------------------------------------------------------------------------------

     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Jun Ning
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              People's Republic of China
--------------------------------------------------------------------------------
 NUMBER OF    5         SOLE VOTING POWER
  SHARES
BENEFICIALLY            5,414,600 Ordinary Shares. Mastery Corporate Limited may
 OWNED BY               also be deemed to have sole voting power with respect
   EACH                 to 5,214,600 of the above shares.
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
              6         SHARED VOTING POWER

                        See item 5.
              ------------------------------------------------------------------
              7         SOLE DISPOSITIVE POWER

                        5,414,600 Ordinary Shares. Mastery Corporate Limited
                        may also be deemed to have sole dispositive power with
                        respect to 5,214,600 of the above shares.
              ------------------------------------------------------------------
              8         SHARED DISPOSITIVE POWER

                        See item 7.
--------------------------------------------------------------------------------

     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,414,600 Ordinary Shares
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.4%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON *

              IN
--------------------------------------------------------------------------------


                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 169379104


--------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Mastery Corporate Limited
--------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *    (a)[ ]
                                                                    (b)[X]
--------------------------------------------------------------------------------
     3        SEC USE ONLY


--------------------------------------------------------------------------------
     4        CITIZENSHIP OR PLACE OF ORGANIZATION

              British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF    5         SOLE VOTING POWER
  SHARES
BENEFICIALLY            5,214,600 Ordinary Shares. Jun Ning may also be deemed
 OWNED BY               to have sole voting power with respect to the above
   EACH                 shares.
 REPORTING
PERSON WITH
              ------------------------------------------------------------------
              6         SHARED VOTING POWER

                        See item 5.
              ------------------------------------------------------------------
              7         SOLE DISPOSITIVE POWER

                        5,214,600 Ordinary Shares. Jun Ning may also be deemed
                        to have sole dispositive power with respect to the above
                        shares.
              ------------------------------------------------------------------
              8         SHARED DISPOSITIVE POWER

                        See item 7.
--------------------------------------------------------------------------------
     9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              5,214,600 Ordinary Shares
--------------------------------------------------------------------------------
    10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
              CERTAIN SHARES    [ ]

--------------------------------------------------------------------------------
    11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

              5.2%
--------------------------------------------------------------------------------
    12        TYPE OF REPORTING PERSON *

              CO
--------------------------------------------------------------------------------


CUSIP No. 169379104

ITEM 1(a). NAME OF ISSUER:

      China Finance Online Co. Limited

ITEM 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      Room 610B
      6/F Ping'an Mansion
      No. 23 Financial Street
      Xicheng District
      Beijing, 100032, China

ITEM 2(a). NAME OF PERSONS FILING:

      1.  Jun Ning
      2.  Mastery Corporate Limited


      The above persons have agreed that this Statement may be filed by Jun Ning on behalf of both of them jointly pursuant to Rule 13d-1(k)(1). A copy of such agreement is attached as an Exhibit to this Statement.

      Mastery Corporate Limited ("Mastery") is an International Business Company incorporated under the laws of the British Virgin Islands. A majority of the capital stock of Mastery is owned beneficially by Jun Ning.

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            For Jun Ning:

               Room 610B
               6/F Ping'an Mansion
               No. 23 Financial Street
               Xicheng District
               Beijing, 100032, China


            For Mastery Corporate Limited:

               P.O. Box 957
               Offshore Incorporations Centre, Road Town
               Tortola, British Virgin Islands.

CUSIP No. 169379104


ITEM 2(c). CITIZENSHIP:

      Mr. Jun Ning is a People's Republic of China citizen. The jurisdiction of organization of Mastery Corporate Limited is British Virgin Islands.

ITEM 2(d). TITLE OF CLASS OF SECURITIES:

      Ordinary Shares

ITEM 2(e). CUSIP NUMBER:

      169379104

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

      (a)  [ ] Broker or dealer registered under Section 15 of the Act;

      (b)  [ ] Bank as defined in Section 3(a)(6) of the Act;

      (c)  [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

      (d) [ ] Investment Company registered under Section 8 of the Investment Company Act;

      (e) [ ] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940;

      (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund;

      (g)  [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

      (h)  [ ] Group, in accordance with Rule 13d-1(b)(l)(ii)(H).

ITEM 4. OWNERSHIP. (See Note A)

      The information for each reporting person contained in Items 5-11 of the cover pages is incorporated herein by reference. For all reporting persons, number of shares beneficially owned includes Ordinary Shares represented by ADSs beneficially owned by the reporting person.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      N/A

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      N/A

CUSIP No. 169379104



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

      N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

      N/A

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

      N/A

ITEM 10. CERTIFICATION.

      N/A

CUSIP No. 169379104


                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

Date:   February 21, 2005



By:  /s/ Jun Ning
   ---------------------------------------
     Jun Ning

CUSIP No. 169379104


                                    AGREEMENT

      Each of the undersigned hereby agrees that the Statement on Schedule 13G to which this Agreement is attached may be filed by Jun Ning, on behalf of himself and Mastery Corporate Limited, an International Business Company incorporated under the laws of the British Virgin Islands.

Dated: February 21, 2005


Mastery Corporate Limited
By:  /s/ Jun Ning
   ---------------------------------------
     Jun Ning
     Director


/s/ Jun Ning
------------------------------------------
Jun Ning